

SI



19003250

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51974

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bruderman Brothers, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Montebello Road

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Suffern   **NY**   **10901**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Levine (845) 875-6531

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. R. Reid Associates, LLP

(Name – *if individual, state last, first, middle name*)

7600 Jericho Turnpike, Suite 400   **Woodbury**   **NY**   SEC   **11797**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, James Bruderman _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bruderman Brothers, LLC _____, as of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUDERMAN BROTHERS, LLC
FOR THE YEAR ENDED DECEMBER 31, 2018
CONTENTS



GR REID
ASSOCIATES, LLP
. . . responsive, reliable, resourceful, financial advisement

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bruderman Brothers, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bruderman Brothers, LLC as of December 31, 2018, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bruderman Brothers, LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bruderman Brothers LLC's management. Our responsibility is to express an opinion on Bruderman Brothers. LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bruderman Brothers, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

G.R. Reid Associates, LLP

We have served as Bruderman Brothers LLC's auditor since 2017.

Woodbury, NY

February 26, 2019

BRUDERMAN BROTHERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

Assets

Cash and cash equivalents	$ 574,806
Commission receivable	103,320
Due from clearing broker	250,000
Securities owned, at fair value	24,471
Goodwill	2,236,169
Intangibles, net	1,965,236
Other assets	44,368
Note receivable	460,000
Total Assets	**$ 5,658,370**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$ 348,032
Securities sold, not yet purchased	48,607
Total Liabilities	396,639

Commitments and contingencies (notes 3 & 6)

Member's Equity	5,261,731
Total Liabilities and Member's Equity	**$ 5,658,370**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Bruderman Brothers, LLC (the "Company") was formed in December 2014 under the laws of the State of New York. Its predecessor Bruderman Brothers, Inc. ("BBI") was incorporated in New York State in January 1996. In February of 2000, BBI became a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"). In 2014, BBI changed its corporate form from a corporation to a limited liability company. To accomplish the change in corporate form, BBI changed its name to BBI II, Inc. on December 5, 2014, and on December 19, 2014, BBI II, Inc. merged into the Company and became a wholly owned subsidiary of Bruderman Asset Management, LLC ("BAM" or "Parent"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC").

As more fully described in Note 8, on January 2, 2015, the Company and its Parent purchased certain assets of the brokerage and asset management and advisory businesses from Gary Goldberg & Co. Inc. ("GGC"), a FINRA registered broker-dealer, and Gary Goldberg Planning Services, Incorporated (an SEC-registered investment advisory firm) (the "GG Transaction").

As a result of the GG Transaction the Company functions as a full service broker-dealer, primarily of insurance annuities and mutual fund products and also assists clients in the sale of their business and/or in debt and equity financings.

The operating agreement provides that the Member will not have any personal liability for any debt or obligation of liability of the Company.

There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2018.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

SECURITIES

Marketable securities are valued at market value.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is a single member LLC, and by default it is treated as a disregarded entity for tax purposes under the provisions of the Internal Revenue Code and the appropriate sections of New York State Law. Under those provisions, the Company does not pay federal or state corporate income taxes. The Company is included in a chain of single member LLC's with the top tier of ownership being two grantor trusts. Therefore, all of the Company's taxable income or loss and other items of taxation will pass-through to two grantor trusts whose owners are liable for any federal and state income taxes.

The Company evaluates its uncertain tax provisions under the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740 *Income Taxes* ("FASB ASC 740"). FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of FASB ASC 740.

As of December 31, 2018, no liability for unrecognized tax benefits was required to be recorded.

REVENUE RECOGNITION

Commissions derived from the marketing of insurance and annuity investments are recognized as revenue when the Company's performance obligations in generating the commissions have been substantially completed. Commission income received from a clearing organization from the sale of mutual fund shares is recorded on a trade date basis. Finder's fees for the placement of debt and equity financings and the sale of businesses are recognized when the client's financing or sale is consummated, usually when the proceeds are received. Fees for financial advisory services are recognized as the services are rendered.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOODWILL

Goodwill represents the excess of consideration given over fair value of net assets of businesses acquired. Goodwill acquired and determined to have an indefinite useful life is not amortized but instead tested for impairment at least annually. In the impairment test, the carrying amount of the reporting unit is compared with its fair value. When the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized up to a maximum amount of the recorded goodwill related to the reporting unit. Goodwill impairment losses are not reversed. The Company's evaluation of goodwill completed during the year resulted in no impairment losses.

INTANGIBLE ASSETS

Amortizing identifiable intangible assets generally represent the cost of customer relationships, trade names and non-compete agreement. In valuing these assets, the Company makes assumptions regarding useful lives and projected growth rates, and significant judgment is required. The Company periodically reviews identifiable intangibles for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amounts of the assets exceed their respective fair values, additional impairment tests are performed to measure the amount of the impairment loss, if any.

Amortization of the Company's intangible assets is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Customer relationships	15 years
Trade names	5 years
Non-compete agreement	5 years

CONCENTRATION OF CREDIT RISK AND MAJOR CLIENTS

The Company maintains its checking accounts at one financial institution at December 31, 2018. These accounts are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, the cash balances may be uninsured or in a deposit account that exceeds the FDIC insurance limit.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE MEASUREMENTS

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Under that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial position are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded equity securities.

Level 2. Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2019, the date on which the statement of financial condition is being issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statement.

NOTE 2 – COMMISSION RECEIVABLE

The Company had receivables of $103,320 as of December 31, 2018, which were due from insurance providers for commissions it earned on customers' transactions.

NOTE 3 – DEPOSITS WITH CLEARING ORGANIZATION AND RELATED INDEMNIFICATION

The Company has a clearing deposit of $250,000 with the clearing broker pursuant to requirements set forth by the clearing broker.

The Company clears all its security transactions on a fully disclosed basis through a clearing broker, which is an exchange member organization. The agreement between the Company and its clearing broker provides, in part, for the Company to guarantee the clearing broker against any loss or liability resulting from a customer's failure to make payments for securities purchased or to deliver securities sold. No significant loss or liability has resulted from this guarantee. The agreement can be terminated any time by either party after giving 90 days' written notice.

NOTE 4 – FIXED ASSETS

Fixed assets consist of the following at December 31, 2018:

Furniture and fixtures	$ 25,543
Office equipment	1,656
Leasehold improvements	8,118
Telephone equipment	4,820
	40,137
Less – Accumulated depreciation and amortization	(40,137)
	$ 0

NOTE 5 - FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost);
c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets and liabilities measured at fair value at December 31, 2018:

Description	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Money market funds (included in cash and cash equivalents)	$307,090	$ 0	$ 0	$307,090	(a)
Equity securities owned, at fair value					
Financial industry	24,471	0	0	24,471	(a)
Total	$331,561	$ 0	$ 0	$331,561	

There were no transfers between Levels of the fair value hierarchy during the year ended December 31, 2018.

NOTE 6 – RELATED PARTY TRANSACTIONS

RECEIVABLES FROM MEMBER

The Company made advances to its Member totaling $137,828 as of December 31, 2018, which are due on demand. The advances are non-interest bearing.

Certain regular and ordinary operating expenses are allocated between the Company and its parent, BAM, under an expense sharing agreement. Most employees of the Company are also employees of BAM. All employees are paid by BAM and the respective salaries and related costs including employee benefits are then allocated to the Company as part of the cost sharing agreement.

NOTE 7 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company's net capital amounted to $538,854 which was $515,652 in excess of its required net capital of $23,202. The Company's net capital ratio was 0.65 to 1 at December 31, 2018.

NOTE 8 - ACQUISITION

On January 2, 2015, the Company purchased certain assets of GGC for $5,458,334.

The following table summarizes the recognized amounts of identifiable assets acquired at the acquisition date:

Due from clearing broker	$ 20,633
Fixed assets	40,137
Other assets	6,244
Goodwill	2,236,169
Intangible assets	3,155,151
Total consideration paid	$ 5,458,334

As part of the GG Transaction, the GGC brokerage business will operate within the Company and the asset management and advisory business will operate within BAM. The funding for the transaction was provided by BAM's parent.

NOTE 9 – INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31, 2018:

	Gross Carrying Amount	Accumulated Amortization	Intangibles, net
Trade Name	$ 568,424	$ 454,740	$ 113,684
Non-Compete Agreements	85,066	68,058	17,008
Customer Relationships	2,501,661	667,117	1,834,544
Total	$3,155,151	$1,189,915	$1,965,236

No significant residual value is estimated for these intangible assets

NOTE 10 – NOTE RECEIVABLE

The Company has a Junior Subordinated Promissory Note of $460,000 due from a related company under common control of the Company. The note has an interest rate of 3% per annum and is subordinated to the lender of the related company.